# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sonder Holdings Inc., CIK 0001819395
CUSIP: 83542D300
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 447 Sutter St., Suite 405 #542, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0001875985-25-000007
Filed by CIK 0001875985
Persons authorized to receive notices and communications: Vanessa Barmack, 447 Sutter St. Suite 405, #542, San Francisco, California (CA), 94108, (617) 300-0956

## Reporting persons
- Francis Davidson (CIK 0001875985): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 2,219,490; shared voting power 0; sole dispositive power 2,219,490; shared dispositive power 0; aggregate amount beneficially owned 2,219,490 (18.8% of the class)
  Comment: Percent of class represented by amount in (11) is calculated based on 11,718,481 shares of Common Stock (as defined below) outstanding as of March 4, 2025, based on information provided by the Issuer (as defined below), assumes that none of the up to 725,000 shares of Common Stock issuable as potential Earn Out Shares (as defined below) will be earned as disclosed in the Registration Statement (as defined below), and includes 64,998 shares of Common Stock subject to outstanding options held by Mr. Davidson which are exercisable within 60 days of March 4, 2025, 1,500,000 shares of Common Stock issuable upon conversion of the 1,500,000 Series A Preferred Stock (as defined below) based on a conversion price of $1.00, excluding any shares of Common Stock issuable with respect to accrued and unpaid dividends, and 80,413 shares of Common Stock subject to outstanding RSUs (as defined below) which will vest within 60 days of March 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Sonder Holdings Inc.

## Item 2. Identity and Background
Name of person filing: Francis Davidson
Residence or business address: 447 Sutter St, Suite 405 #542, San Francisco, CA 94108.
Present principal occupation or employment: Mr. Davidson's principal occupation is serving as Chief Executive Officer of the Issuer. Mr. Davidson also serves as a director of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. Davidson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Davidson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Davidson is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in "Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on January 15, 2025 (the "Original Schedule 13D") is hereby amended to add the following:

On March 4, 2025, Mr. Davidson was granted time-based restricted stock units with respect to 643,208 shares of Common Stock (the "RSUs") under the Issuer's 2021 Equity Incentive Plan, as amended, for his service as the Chief Executive Officer of the Issuer. RSUs with respect to 53,598 shares of Common Stock will vest on April 1, 2025, RSUs with respect to 26,815 shares of Common Stock will vest on May 15, 2025, and 8.3% of the shares of Common Stock subject to the RSUs will vest on August 15, 2025 and on each three-month anniversary thereafter, in each case subject to Mr. Davidson's continued employment with the Issuer through each vesting date.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Original Schedule 13D is hereby amended to add the following:

The information contained in "Item 3. Source or Amount of Funds or Other Consideration." of this Amendment is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The disclosures in this Schedule 13D are based on 11,718,481 shares of Common Stock outstanding as of March 4, 2025, based on information provided by the Issuer, assumes that none of the up to 725,000 shares of Common Stock issuable as potential Earn Out Shares will be earned, as disclosed in the Registration Statement on Form S-1 filed by the Issuer on February 12, 2025 (the "Registration Statement"), and includes 64,998 shares of Common Stock subject to outstanding options held by Mr. Davidson which are exercisable within 60 days of March 4, 2025, 1,500,000 shares of Common Stock issuable upon conversion of the 1,500,000 Series A Preferred Stock held by Mr. Davidson, based on a conversion price of $1.00, excluding any shares of Common Stock issuable upon conversion thereof with respect to accrued and unpaid dividends, and 80,413 shares of Common Stock subject to outstanding RSUs which will vest within 60 days of March 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, Mr. Davidson holds directly and has the sole power to vote and dispose: (i) 203,010 shares of Common Stock, of which 74,942 shares are subject to a repurchase right of the Issuer that will terminate unless the Issuer achieves a stock price of $105.40 by November 15, 2026; (ii) 371,069 shares of special voting common stock; (iii) 64,998 shares of Common Stock subject to outstanding options which are exercisable within 60 days of March 4, 2025; (iv) 1,500,000 shares of Series A Preferred Stock which are convertible into 1,500,000 shares of Common Stock, based on a conversion price of $1.00, excluding any shares of Common Stock issuable upon conversion thereof with respect to accrued and unpaid dividends; and (v) 80,413 shares of Common Stock subject to outstanding RSUs which will vest within 60 days of March 4, 2025.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in Item 4 of this Schedule 13D, Mr. Davidson has not engaged in any transactions with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of Mr. Davidson, no one other than Mr. Davidson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." of the Original Schedule 13D is not being amended by this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1 Form of Restricted Stock Unit Agreement under 2021 Equity Incentive Plan, as amended (incorporated by reference to the Issuer's Current Report on Form 8-K filed with the SEC on January 24, 2022).

## Signatures
- Francis Davidson: /s/ Francis Davidson, Francis Davidson (03/06/2025)